Exhibit (a)(1)(E)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

WRIGHT MEDICAL GROUP N.V.

at

$30.75 per share

Pursuant to the Offer to Purchase

dated December 13, 2019

by

STRYKER B.V.

an indirect, wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON FEBRUARY 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 13, 2019

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) in connection with the offer by Stryker B.V. (“Purchaser”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”), at a purchase price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer.

We or our nominees are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the Letter of Transmittal.

Please note carefully the following:

1.	The Offer Consideration for the Offer is $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash.

2.	The Offer is being made for all outstanding Shares.

3.

The Offer is being made pursuant to a Purchase Agreement, dated as of November 4, 2019 (as it may be amended from time to time, the “Purchase Agreement”), by and among Stryker, Purchaser and Wright. Unless the Offer is earlier terminated, the Offer will expire at 9:00 a.m., Eastern Time, on February 27, 2020 (the “Expiration Time,”

unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Stryker will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the Nasdaq Global Select Market will be terminated, Wright will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Wright’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission.

After consideration, the board of directors (bestuur) of Wright (the “Wright Board”) has unanimously, among other things, (a) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers (each as defined below)) and the other transactions contemplated by the Purchase Agreement are in the best interests of Wright, its businesses and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that Wright’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by Wright’s shareholders at an extraordinary general meeting of Wright shareholders to be held prior to the Expiration Time in accordance with the terms of the Purchase Agreement (the “EGM”).

The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer.

At the EGM, Wright shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of Wright, including substantially all of the assets and liabilities of Wright, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) subject to the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved and (ii) subject to Asset Sale having been completed, the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved, (1) dissolve (ontbinden) Wright in accordance with Section 2:19 of the Dutch Civil Code (the “DCC”) and (2) appoint as liquidator (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of certain members of the Wright Board who are independent from Purchaser and Stryker not to be unreasonably withheld, conditioned or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of Wright in accordance with Section 2:24 of the DCC (collectively, the “Asset Sale Resolutions”), (b) approval of the Mergers (as defined below), subject to the Acceptance Time having occurred and the Reorganization Threshold having been achieved, and certain amendments to Wright’s articles of association to determine the compensation to be paid to Wright shareholders who vote against approval of the Mergers and who request compensation in connection with the First-Step Merger (as defined below) in accordance with Section 2:333h of the DCC (collectively, the “Merger Resolutions”), (c) approval of the statutory spin-off (afsplitsing) of certain assets and liabilities of Wright to a wholly owned subsidiary of Wright (the “Demerger Resolutions”), subject to the Offer Closing, or earlier if so agreed by Wright, Stryker and Purchaser, (d) certain amendments to Wright’s articles of association to become effective after the Offer Closing, including, if elected by Purchaser, the conversion of Wright from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, certain other amendments to become effective after the delisting of the Shares on the Nasdaq and an amendment to align Wright’s financial year with that reckoned by Purchaser, (e) the appointment of directors designated by Purchaser to the Wright Board to replace certain current directors of Wright who will resign from the Wright Board effective as of the Offer Closing (together with clause (d) the “Governance Resolutions”), (f) the full and final discharge to each member of the Wright Board for their acts of management or supervision, as applicable, up to the date of the EGM and effective upon the Acceptance Time and (g) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Wright Board approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and the Mergers, and recommended that Wright shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on the Schedule 14D-9 that Wright is furnishing to its shareholders in connection with the Offer.

Following the Acceptance Time, except as described below, Purchaser will (and Stryker will cause Purchaser to) provide for a subsequent offering period of at least ten (10) business days in accordance with Rule 14d-11 promulgated under the Exchange Act and in accordance with the Purchase Agreement (the “Subsequent Offering Period”). In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale, Purchaser will (and Stryker will cause Purchaser to) extend the Subsequent Offering Period for at least five (5) business days to permit any remaining minority shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the “Minority Exit Offering Period”). In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers (as defined below), Purchaser will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving Wright and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) or the Compulsory Acquisition (as defined below) are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser.

In the event that the Asset Sale and Liquidation (as defined below) is implemented, which is subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Stryker or its wholly owned subsidiaries, representing at least eighty percent (80%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Reorganization Threshold”), any Wright shareholders who did not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will receive for each Share held immediately prior to completion of the Asset Sale cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. Upon consummation of the Asset Sale: (a) Wright will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) will (i) own all of Wright’s business operations and (ii) be the principal shareholder in Wright; and (c) the non-tendering Wright shareholders will continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Liquidator would then complete the liquidation and dissolution of Wright (the “Liquidation”) in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable the Liquidator to make an immediate advance liquidation distribution (the “Second Step Distribution”) to a settlement agent on behalf of each non-tendering Wright shareholder of an amount in cash for each Share held immediately prior to the completion of the Asset Sale equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law. Upon completion of the Mergers, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the “Compulsory Acquisition”) is permissible under applicable law and implemented, then Shares held by non-tendering Wright shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the DCC. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select a reference date on which to value the Shares for purposes of determining such price (the “Reference Date”). If the Compulsory Acquisition is commenced shortly following the Offer Closing and at the Offer Closing the Purchaser and its affiliates hold ninety-five percent (95%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), it is expected that the Reference Date will be the date of the Offer Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Offer Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Wright shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Wright shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Wright. If payment by Purchaser is made to the relevant governmental authority in the Netherlands, rather than directly to non-tendering Wright shareholders, such shareholders may only seek their consideration directly from such governmental authority in the Netherlands. Upon completion of the Compulsory Acquisition, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Compulsory Acquisition to their bank account or otherwise.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Wright shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Wright shareholders had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Wright shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

4.	The Offer is subject to certain conditions described in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

5.

Tendering Wright shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

If you wish to have us tender any or all of your Shares, then please so instruct us by completing, executing, detaching and returning to us the Instruction Form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, then all such Shares will be tendered unless otherwise specified on the Instruction Form.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit the tender on your behalf before the Expiration Time.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) Wright shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it deems necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to Wright shareholders in such jurisdiction in compliance with applicable law. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

INSTRUCTION FORM

With Respect to The Offer to Purchase For Cash

All Outstanding Ordinary Shares of

WRIGHT MEDICAL GROUP N.V.

at

$30.75 per share

Pursuant to the Offer to Purchase

dated December 13, 2019

by

STRYKER B.V.

an indirect, wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON FEBRUARY 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), in connection with the offer by Stryker B.V. (“Purchaser”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan Corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”), at a purchase price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer.

The undersigned hereby instruct(s) you to tender to Purchaser the number of Shares indicated below or, if no number is indicated, all Shares held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer. The undersigned understands and acknowledges that all questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The method of delivery of this document is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time (as defined in the Offer to Purchase).

Dated:

Number of Shares to be Tendered:	Shares*

Account Number:	Signature(s):

Capacity**:

Name(s):
(Please Print)

Address:
(Number and Street)

(City, State and Zip Code (and Country, if other than U.S.A.))

Taxpayer Identification Number (Social Security Number or Employer Identification Number):

*	Unless otherwise indicated, you are deemed to have instructed us to tender all Shares held by us for your account.
**	Please provide full title if signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity.

Please return this form to the brokerage firm or other nominee maintaining your account.